Mail Stop 4561
									January 4, 2006

Mr. Kevin J. High
President
Cytation Corporation
251 Thames Street, No. 8
Bristol, RI 02809

      Re:	Cytation Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 814-00675

Dear Mr. High:

      We have reviewed your response letter dated December 19,
2005
and have the following additional comment.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005

Note 7 - Subsequent Events

1. We have reviewed your revisions made in response to comment four in our letter dated December 9, 2005. The revisions to the balance sheets as of September 30, 2005 and December 31, 2004 and the statements of operations for the three and nine months ended September 30, 2005 and 2004 to give retroactive effect for the 2-for-
1 stock dividend declared November 14, 2005 are not consistent with your disclosure regarding this dividend. Based on the revised financial statements, it appears that .5 shares were issued for every
1 share outstanding on the date of record, rather than 1 additional share for every 1 share outstanding. Please confirm to us that the presentation in the financial statements is correct and revise your disclosure in future filings regarding this stock dividend. Alternatively, if the presentation in the financial statements is not correct, please revise.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revision that keys your response to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.
      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Kevin J. High
Cytation Corporation
January 4, 2006
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